NEWS RELEASE
TSX Venture Exchange Symbol: SNV	June 7, 2006

SONIC APPOINTS VICE PRESIDENT REMEDIATION SERVICES

Vancouver, CANADA - Sonic Environmental Solutions Inc. (SNV-TSX Venture Exchange) announces the appointment of Mr. Larry Rodricks as Vice President of Remediation Services. In this role, Mr. Rodricks will assume responsibility for the growth and development of Sonic’s remediation business in Canada and the direct operations of the Company’s Environmental Services Division. Mr. Rodricks will be joining the Sonic team this month and will be based in the Greater Toronto Area, Canada’s industrial heartland, where he will serve the needs of clients on the east coast.

Mr. Rodricks has more than 20 years of experience in the Canadian environmental industry where he has successfully won and delivered multi-million dollar environmental projects. Mr. Rodricks will be joining the Sonic team after almost 16 years with CH2M HILL, a world-renowned environmental engineering consulting company with 600 employees in Canada and 16,000 employees worldwide. At CH2M HILL, he held the position of Vice President, Market Segment Leader for Contaminated Sites, and Senior Project Manager.

Over the years, Mr. Rodricks has helped CH2M HILL establish a significant presence in Canada. He has managed large teams of engineers, scientists and contractors in multi-discipline environmental investigations and remediation projects. Mr. Rodricks is co-chairman of the Technical Committee for the Ontario Chapter of the National Brownfield Association and is on the selection committee of the Federation of Canadian Municipalities’ Green Municipal Funds program. He is also a Qualified Person (QP) under the Government of Ontario, Ministry of the Environment Record of Site Condition Regulation. A Professional Engineer for 18 years, he holds degrees from the University of Waterloo in both Chemical Engineering (B.A.Sc.) and Civil Engineering (M.A.Sc.).

Mr. Rodricks commented, "I have been carefully watching the development of Sonic’s technologies. I consider Sonic to have the best solution in the market today for chlorinated contaminated soil such as PCBs, pesticides, dioxins, furans and TCE. The Company provides the most cost-effective alternative to thermal treatment. I am very excited to have the opportunity to be a part of Sonic’s senior management team. I plan to aggressively expand Sonic’s operations in Canada by securing contracts through an established network of private and government clients.”

Adam Sumel, President and CEO of Sonic, welcomes the new addition and added, “Larry’s stature in the environmental industry in North America will be a great asset to our team. Sonic has established a technical leadership position in the remediation business and, with Larry’s leadership in both business development and project management, we expect to see this translate into immediate growth of our Environmental Services business.”

About Sonic Environmental Solutions Inc.
Sonic markets both the Terra-Kleen solvent extraction technology for the removal of Persistent Organic Pollutants (POPs) and the PCB Sonoprocess™ technology for the chemical destruction of POPs. Sonic’s technologies are unique in providing a non-thermal, low-cost remediation solution to some of the most toxic contaminants and hazardous waste materials. Sonic develops proprietary SonoprocessTM applications using the enhancement of sonic energy generated by its patented industrial-scale sonic generator technology.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The company does not assume the obligation to update any forward-looking statement.

For Further Information, please contact:
Laura Byspalko, Public Relations Manager
Tel: 604-736-2552 ext. 104, Email: lbyspalko@sesi.ca

www.SonicEnvironmental.com